MAUI LAND & PINEAPPLE COMPANY, INC.
         P. O. Box 187      Kahului, Hawaii  96733-6687




December 23, 2005


United States
Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549-7410

RE:  Maui Land & Pineapple Company, Inc.
     Form 10-K, filed March 29, 2005
     File No. 001-06510

Dear Ms. Davis:

     We respectfully submit our responses to the Staff's comments set forth in the Staff's letter dated December 20, 2005. To assist in your review, we have included the Staff's comments and have numbered our responses to correspond with the Staff's comments.

Note 3 - Other Assets, page 41

1. We note your disclosure that indicates that the "Cash surrender value of life insurance policies is stated net of policy loans totaling $619,000 at December 31, 2004 and 2003." Please provide the pertinent terms of the policy loans and address whether or not these loans were provided by or on behalf of the Company to officers and/or directors. In addition, refer to SAB Topic 4:E and modify your presentation of these loans, if applicable.

Company Response:

1. The policy loans bear interest at 5.75% to 8% annually and are payable upon the death of the insured or cancellation of the policies. The Company owns the insurance policies and the related cash surrender values, and has directly borrowed against such cash surrender values for general operating purposes. The loans were not provided by or on behalf of the Company to our officers and/or directors. We have no intention of repaying such loans during the next year and we have the right to offset the loans against the proceeds received on maturity or cancellation of the policies; accordingly, the loans are presented as a reduction of the respective cash surrender values included in other noncurrent assets on the Company's balance sheet. The Company will, in future 10-K filings, disclose the terms of such policy loans.

With respect to SAB Topic 4:E, because the proceeds of such loans were not provided to officers or directors of the Company, we do not believe modification of the Company's presentation of these loans is necessary.

Exhibit 99.1

Independent Auditors' Report

2.   We note that the audit report you filed for Kapalua Bay
  Holdings, LLC does not include the location of the auditor.
  Please provide an audit report that conforms to Rule 2-02(a)(3) of Regulation S-X.

Company Response:

2. The auditors for Kapalua Bay Holdings, LLC are located in Honolulu, Hawaii. The audit report was originally printed on our auditors' letterhead that included the location, but the letterhead was dropped in the edgarization process. The audit report with the location is attached hereto. We propose to make the recommended change to Form 10-K in future filings.

Closing Comments

In connection with our responses above to the Staff's comments, we acknowledge that:

  - the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

  - Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

  - the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any questions on the information provided to Adele
Sumida, Controller & Secretary, at (808) 877-3895 or asumida@mlpmaui.com.


Respectfully,

/S/ FRED W. RICKERT

Fred W. Rickert
Vice President/Chief Financial Officer